AB 4/17

OGC 4/16/12



U
SECURITIES AI
Wash

12061266

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 13 2012
DIVISION OF TRADING & MARKETS

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 68547

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cassel Salpeter & Co LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin Co.

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CASSEL SALPETER & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

Cassel Salpeter & Co., LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Cassel Salpeter & Co., LLC as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cassel Salpeter & Co., LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.



Miami, Florida
January 28, 2011

CASSEL SALPETER & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS		
CASH AND CASH EQUIVALENTS	$	236,779
ACCOUNTS RECEIVABLE		62,500
OTHER ASSETS		22,189
PROPERTY AND EQUIPMENT (NOTE 3)		74,293
	$	395,761

LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	21,846
LEASE COMMITMENT (NOTE 5)		
MEMBER'S EQUITY		373,915
	$	395,761

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Cassel Salpeter & Co., LLC (the Company) is a broker-dealer specializing in investment banking services. The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective September 17, 2010. The Company provides a range of advisory services for public and privately-held businesses at varying stages of development. The Company focuses on advisory services in connection with mergers and acquisitions, fairness and solvency opinions, valuations, restructurings and corporate finance. In addition, the Company assists clients with their financing requirements, including the raising of both equity and debt capital.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. As management believes that the accounts recorded are fully collectable and are therefore stated at net realizable value, at December 31, 2010, management has no allowance for doubtful accounts.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

Depreciation

Depreciation of property and equipment is computed by the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed at the lesser of the useful life of the asset or the lease term. The estimated useful lives for furniture and office equipment are three years.

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are ultimately reflected in the tax return of the Company's sole member.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

Tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying statement of financial condition.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth (one-eighth for the initial year and one-fifteenth thereafter) of "Aggregate Indebtedness", as defined. At December 31, 2010, the Company's "Net Capital" was $214,933 which exceeded the requirements by $209,933 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.10 to 1.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2010 consisted of the following:

Furniture	$	57,598
Office equipment		23,432
Leasehold improvements		3,596
		84,626
Less: accumulated depreciation and amortization	(	10,333)
	$	74,293

NOTE 4. EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution 401(k) plan covering all employees.

NOTE 5. LEASE COMMITMENT

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring June 2013.

The approximate future minimum rentals under the lease for the years subsequent to December 31, 2010 are as follows:

2011	$	96,000
2012		108,000
2013		55,000
	$	259,000

FINRA

Financial Industry Regulatory Authority

FINRA Membership Report
Central Registration Depository
For Week Ending April 6, 2012

MEMBERSHIP STATUS CHANGES

APPROVALS

Organization CRD#: 157805
Applicant Name: TGS SPECTRUM CAPITAL ADVISORS, LLC
Organization Name: TSG SPECTRUM CAPITAL ADVISORS, LLC
SEC#: 8-68861
FINRA District: 9-Philadelphia
Effective Date: 04/03/2012
Main Address: 11 CANAL CENTER PLAZA STE 103, ALEXANDRIA, VA, 22314
Contact: CEO THOMAS GALLAGHER 703-683-4222
Status: Approved
Status Comment:

CANCELLATIONS

No Organizations transitioned to Cancelled within timeframe specified.

EXPULSIONS

No Organizations transitioned to Expelled within timeframe specified

REINSTATEMENTS

No Organizations Reinstated from Terminated or Cancelled or Withdrawn within timeframe specified.

SUSPENSIONS LIFTED

No Organizations transitioned between Suspended and Approved within timeframe specified.

SUSPENSIONS

Organization CRD#: 26448
Applicant Name: WALTON JOHNSON & COMPANY
Organization Name: WALTON JOHNSON & COMPANY
SEC#: 8-42545
FINRA District: 6-Dallas
Effective Date: 04/03/2012
Main Address: 2911 TURTLE CREEK BLVD SUITE 405, DALLAS, TX, UNITED STATES, 75219
Contact: PRESIDENT JOHN A. WALTON 214-219-1416
Status: Suspended
Status Comment: FAILED TO FILE ITS QUARTERLY FOCUS REPORT WITHIN 21 DAYS AFTER SERVICE OF THE NOTICE OF POSSIBLE SUSPENSION.

Organization CRD#: 37334
Applicant Name: WJB CAPITAL GROUP, INC.
Organization Name: WJB CAPITAL GROUP, INC.
SEC#: 8-47700
FINRA District: 10-New York
Effective Date: 04/03/2012
Main Address: 909 THIRD AVENUE 9TH FLOOR, NEW YORK, NY, UNITED STATES, 10022
Contact: CHIEF EXECUTIVE OFFICER & PRESIDENT CRAIG A. ROTHFELD 646-344-4300
Status: Suspended
Status Comment: FAILED TO FILE ITS QUARTERLY FOCUS REPORT WITHIN 21 DAYS AFTER SERVICE OF THE NOTICE OF POSSIBLE SUSPENSION

Organization CRD#: 123224
Applicant Name: BLUE MOON FINANCIAL, LLC
Organization Name: BLUE MOON FINANCIAL, LLC
SEC#: 8-65576
FINRA District: 3-Denver
Effective Date: 04/03/2012
Main Address: 1531 STOUT ST SUITE 101, DENVER, CO, USA, 80202
Contact: CCO CHARLES E. CHILDS III 720-224-7185
Status: Suspended
Status Comment: FAILED TO FILE ITS QUARTERLY FOCUS REPORT WITHIN 21 DAYS AFTER SERVICE OF THE NOTICE OF POSSIBLE SUSPENSION.

SIPC LIQUIDATIONS

No Organizations Liquidated within timeframe specified.